VESTA INTERNATIONAL, CORP.

56-26 Chongshan Middle Rd, 1-5-1, Huanggu

Shenyang, Liaoning, China, 110031

December 31, 2013

Ms.  Era Anagnosti,

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vesta International, Corp.

      Amendment # 4 to

      Registration Statement on Form S-1

      Filed December 20, 2013

      File No. 333-190656

Dear Ms. Anagnosti,

We received your letter dated December 27, 2013 which included a comment regarding our Amendment No. 4 to Registration Statement on Form S-1 filed on December 20, 2013. In response to the letter we filed Amendment No. 5 to Registration Statement on Form S-1 with the changes to the Company’s Amendment No. 4 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 20, 2013:

Report of Independent Registered Public Accounting Firm, page 40

1. We note the revised review report by Cutler & Co. LLC you have included in the Form S-1. It is unclear how the revision made to the report address the concerns raised in comment four in our letter dated December 19, 2013. Please request Cutler & Co. LLC to provide you with a review report for your interim financial statements that covers all of the periods presented on pages 41-47 of your Form S-1.

Response: We requested and file a review report for our interim financial statements that covers all of the periods presented on pages 41-47 of our Form S-1.

Exhibit 23.1

2. As previously requested in comment four in our letter dated December 19, 2013, please request Cutler & Co. LLC to revise its consent regarding its review report dated November 19, 2013, to reference the three-months and six-months ended September 30, 2012, in addition to the three-months and six-months ended September 30, 2013, and the cumulative period May 11, 2011 (Inception) to September 30, 2013 for your statements of operations, changes in stockholder’s equity and cash flows.

Response: We requested and file an updated consent from Cutler & Co. LLC.

Please direct any further comments or questions you may have to the company’s email at vesta.int.corp@gmail.com

Thank you.

Sincerely,

/S/ Yan Wang

Yan Wang, President